FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 26, 2007

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for November 26, 2007 and incorporated by reference herein is the Registrant’s immediate report dated November 26, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: November 26, 2007

BLUEPHOENIX SOLUTIONS LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

        Notice is hereby given that an Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of BluePhoenix Solutions Ltd. (the “Company”) will be held on Monday, December 31, 2007 at 10:00 AM, at the offices of the Company, 8 Maskit St., Herzlia, Israel. The Annual General Meeting is for the following purposes:

(1)	To elect three directors to the Board of Directors of the Company ;

(2)	To reappoint an outside director for an additional three-year term (in addition to one outside director currently serving on the Board);

(3)	To reappoint the Company’s auditor, Ziv Haft, as the Company’s independent auditor for the period beginning on the Annual General Meeting and ending on the next annual general meeting;

(4)	To approve the compensation to be paid to non-employee directors, including outside directors;

(5)	To approve the compensation to be paid to the Chief Executive Officer of the Company;

(6)	To approve the appointment of the Company’s Chief Executive Officer as the Chairman of the Board of Directors for a 3-year period;

(7)	To approve the procurement of a “Run-Off” insurance policy for directors and officers of the Company;

(8)	To amend Article 21 of Company’s Articles of Association;

(9)	To approve the appointment of the Company’s Chief Executive Officer, Mr. Arie Kilman, as Class I Director; and

(10)	To receive and consider the Consolidated Financial Statements of the Company for the year ended December 31, 2006.

        Shareholders of record at the close of business on December 3, 2007 are entitled to notice of and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

        Joint holders of shares should take note that, pursuant to Article 18.4 of the Articles of Association of the Company, the vote of the senior of joint holders of any shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company’s Register of Members.

November 26, 2007	By Order of the Board of Directors, ARIE KILMAN Director and Chief Executive Officer

BLUEPHOENIX SOLUTIONS LTD.
8 Maskit St.
Herzlia, Israel

PROXY STATEMENT

        This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 nominal value (the “Ordinary Shares”), of BluePhoenix Solutions Ltd. (“BluePhoenix” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Annual General Meeting will be held on Monday, December 31, 2007 at 10:00 AM, at the offices of the Company, 8 Maskit St., Herzlia, Israel.

        It is proposed that at the Annual General Meeting: (i) three (3) persons be elected to the Board of Directors; (ii) an outside director be re-appointed for an additional three-year term; (iii) Ziv Haft be reappointed as the Company’s independent auditor for the period ending on the next annual general meeting; (iv) the compensation to be paid to non-employee directors, including outside directors, be approved; (v) the compensation to be paid to the Chief Executive Officer of the Company, be approved; (vi) the nomination of the Company’s Chief Executive Officer as the Chairman of the Board of Directors for a 3-year period, be approved; (vii) the procurement of a “Run-Off” insurance policy for directors and officers of the Company, be approved; (viii) the amendment of Article 21 of the Company’s Articles of Association, be approved; (ix) the appointment of Mr. Arie Kilman, the Company’s Chief Executive Officer, as Class I director, be approved; and (x) the Consolidated Financial Statements of the Company for the year ended December 31, 2006 be received and considered.

        A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than two hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters considered at the Meeting, abstentions will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

        Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on December 3, 2007 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about November 25, 2007, and will be solicited mainly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

        The Company had outstanding on November 21, 2007, 20,368,007 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate no less than 35% of the outstanding Ordinary Shares present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth, as of November 21, 2007, the number of shares owned beneficially by (i) all shareholders known to the Company to own beneficially more than 5% of the Company’s shares; and (ii) all directors and officers as a group.

Name and Address	Number of Ordinary Shares Owned	Percent of Total Shares(1)

Systematic Financial Management LP	1,096,285	5.3%

Arie Kilman(2)	1,289,999	5.9%

All directors and officers as a group (12 persons)(3)	1,910,009	8.4%

(1)     Percentages in the above table are based on 20,368,007 Ordinary Shares outstanding as of November 21, 2007 and do not include 1,647,594 Ordinary Shares held by two wholly owned subsidiaries of the Company. Pursuant to Israeli law, these shares do not confer upon our subsidiaries any voting rights (although such shares entitle their holders to participation rights upon distribution).

(2)     Number of shares owned includes options currently exercisable to purchase [725,000] Ordinary Shares.

(3)     Includes currently exercisable options to purchase Ordinary Shares and restricted share units (“RSUs”), allowing, in the aggregate, purchasing of 905,010 Ordinary Shares, held by certain directors and officers of the Company.

ITEM 1 – ELECTION OF DIRECTORS

        Under the Company’s Articles of Association, the number of members of the Board of Directors shall be not less than three (3) and not more than twelve (12). The Board has set the current number of directors at five, of which two are outside directors.

        The following nominees, all of which currently serve as directors of the Company, have advised the Company that they will continue to serve as directors if re-appointed. Relevant information on each of the nominees, including their principal occupation during at least the past five years, is provided below.

        Each of the nominees listed below shall hold office until the next Annual General Meeting and until his successor shall have duly taken office, unless his office is earlier vacated under any relevant provision of the Articles of Association of the Company.

        Arie Kilman, age 54, has served as director and the Chief Executive Officer of the Company since 2003. Mr. Kilman has also served as President and Chief Executive Officer of BluePhoenix Solutions B.V. since its inception in October 2001. Mr. Kilman previously served as the President of Liraz, which he founded in 1984, and managed since then. From 1998 to July 2000, Mr. Kilman served as Chief Executive Officer of Level 8. Mr. Kilman holds a BA degree in economics and computer science from New York University.

        Shai Beilis, age 59, served as Chairman of the Board of Directors of the Company from December 1995 until April 1998 and as Vice Chairman of the Board of Directors from April 1998 until November 1999. Mr. Beilis continues to serve as a director of the Company. Mr. Beilis currently serves as Chairman and Chief Executive Officer of Formula Ventures Ltd., a venture capital fund manager. Mr. Beilis also served as a director of Formula from December 1997 until February 2005. From July 1993 until the beginning of 1995, Mr. Beilis served as the managing director of Clal Computers and Technology Ltd., an Israeli information technology company traded on TASE. Mr. Beilis holds a B.Sc. in mathematics and economics from the Hebrew University in Jerusalem (cum laude) and an M.Sc. in computer science from the Weizmann Institute of Science

        Aaron Crystal, age 63, founded the Company (previously named Crystal Systems Solutions Ltd.) in 1987, and served as the Chief Executive Officer of the Company through 1996 and President through March 2005. Mr. Crystal has served as a director of the Company since its formation. Between November 1999 and December 2004, he also served as Vice Chairman of the Board of Directors of the Company. From 2004, Mr. Crystal has served as Chairman of the Board of a privately held software company, Cogniview Ltd. From 1983 to 1987 Mr. Crystal was Vice President, Technical Support of Mehish Computer Services.

        In addition to the above nominees, the Company has two additional directors, who qualify as “outside directors” as mandated by the Companies Law, 1999 (the “Companies Law”):

        Amira Berkovitz-Amir, age 41, has served as one of the Company’s outside directors and as a member of the Company’s Audit Committee since December 2004. From March 2007, Ms. Berkovitz-Amir serves as a director of finance of the Baruch Padeh Medical Center, Poriya. Until October 2005, Ms. Berkovitz-Amir served as Vice President, Finance of Of-Tov Products (2001) Ltd., a manufacturer in the food industry and a member of Osem Industries Group. Previously, Ms. Berkovitz-Amir served as Vice President, Finance and controller of Pri-Hagalil Industries, a manufacturer in the food industry. Ms. Berkovitz-Amir holds a BA degree in economics and accounting and an MA in business administration, both from the Hebrew University. Ms. Berkovitz-Amir is a certified public accountant in Israel.

        Michael Chill, age 41, has served as one of the Company’s outside directors and a member of the Company’s Audit Committee since July 2003. From July 2005, Mr. Chill has served as Co-head of the Direct Investments at Paramount Biocapital Asset Management Inc, a venture capital hedge fund and broker dealer. Prior to that, Mr. Chill served as an analyst and independent advisor to various high technology companies and venture capital firms both in Israel and the United States. During 2000 and the first half of 2001, Mr. Chill served as the President and head of investment banking department at Jerusalem Global Ltd., a venture capital and investment banking firm. From 1999 until 2000, Mr. Chill served as a managing director in the technology investment banking group at Gruntal and Co. Mr. Chill holds a B.S. in accounting from the Sy Syms School of Business at Yeshiva University and an MBA from the Columbia Business School.

        The Articles of Association of the Company provide that a director may appoint another person to serve as his alternate with all the rights and obligations of the appointing director, except the right to appoint a further alternate. The alternate director may not act at any meeting at which the director appointing him is present. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director’s term. An alternate director is solely responsible for his own acts and defaults, and is not the agent of the appointing director. To date, no alternate directors serve on behalf of the directors of the Company. Under the Companies Law, the outside directors may not appoint alternates to serve on the Board of Directors.

        In addition, the Articles of Association of the Company provide that the Board of Directors may delegate any or all of its powers to one or more committees of the Board, as permitted under the Companies Law, subject to the limitations and restrictions that the Board may from time to time prescribe. The Board has appointed an Audit Committee and a Share Option Committee. Under the Companies Law, each committee of the Board must include at least one outside director. The Audit Committee must include all of the outside directors.

        In accordance with NASDAQ Marketplace Rule 4350(a)(1), the Company follows Israeli law and practice in lieu of the requirements specified in NASDAQ Marketplace Rule 4350(c)(1), which requires the majority of the board of directors to be comprised of independent directors. Three of the five directors nominees proposed for election are qualified as independent directors. In addition, on March 2008, a period of three years since one of the Company’s directors, Aaron Crystal, was last employed by the Company will elapse, thus qualifying Aaron Crystal as an independent director. At such time, four of the Company’s five directors would be independent directors.

        Remuneration and Other Information

        The following table sets forth with respect to all directors of the Company as a group, all remuneration paid to them by the Company, whether in their capacity as directors or otherwise, during the fiscal year ended December 31, 2006:

	Cash and cash-equivalent forms of Remuneration
	Salaries, fees, directors' fees, commissions and Bonuses	Securities or property, insurance benefits or reimbursements, and Personal benefits

All directors as a group (consisting of 10 persons)	$642,227	-----

(1)	The aggregate remuneration set forth in the foregoing paragraph does not give effect to amounts paid to Formula Systems (1985) Ltd. (“Formula”) under the terms of a management agreement, as consideration for management services rendered to the Company by certain directors designated by Formula. Fees paid by the Company to Formula under this agreement for the year ended December 31, 2006 amounted to $180,000.

        It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, that Messrs. Arie Kilman, Shai Beilis and Aaron Crystal be, and hereby are, elected to serve as members of the Board of Directors of the Company until the next annual general meeting.”

        Adoption of this resolution requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such resolution.

        The Board of Directors recommends that the shareholders vote “FOR” the election of each of Messrs. Arie Kilman, Shai Beilis and Aaron Crystal as directors of the Company. In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “For All” with respect to this proposal.

        In the event that any one or more of the nominees should be unable or unwilling to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any of the nominees, if elected, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of any nominees named herein.

ITEM 2 – REAPPOINTMENT OF AN OUTSIDE DIRECTOR

        Under the Companies Law, the Company is required to appoint at least two outside directors. Mr. Michael Chill and Ms. Amira Berkovitz-Amir currently serve as outside directors of the Company, and their term of service terminates on July 22, 2009 and on December 31, 2007, respectively. The Board recommends (except for Ms. Berkovitz-Amir who refrains from making such recommendation) extending the term of service of Ms. Amira Berkovitz-Amir as an outside director of the Company for an additional term of three years permitted under the Companies Law, ending on December 31, 2010.

        The board has determined that both Michael Chill and Amira Berkovitz-Amir are “audit committee financial experts” as defined by applicable SEC regulations. Pursuant to the Companies Law, all outside directors must have financial and accounting expertise or professional qualifications, and at least one outside director must have financial and accounting expertise. The terms “financial and accounting expertise” and “professional qualifications” have been defined in regulations promulgated under the Companies Law. The Board has determined that our two outside directors meet the criteria defined in the Companies Law and the regulation promulgated thereunder.

        It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, to appoint Ms. Amira Berkovitz-Amir as an outside director of the Company for an additional three-year term, ending on December 31, 2010.”

        Adoption of this proposal requires the affirmative vote of a majority of Ordinary Shares present at the meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least one-third of the shares voted by shareholders who are not “controlling shareholders” (as defined below), or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders does not exceed one percent of the Company’s outstanding shares.

        A “controlling shareholder” under the Companies Law, is defined as a shareholder who has the ability to direct the activity of a company, except for an ability that stems from the fulfillment of his or her duty as a director or as a holder of any other position at the company.

        The Company’s Board of Directors (with Ms. Berkovitz-Amir abstaining) recommends that the shareholders vote “FOR” the appointment of Ms. Berkovitz-Amir as an outside director of the Company for an additional three-year term. In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “For” this proposed resolution.

ITEM 3 – REAPPOINTMENT OF AUDITORS

        Based upon the recommendation of the Audit Committee, the Board of Directors recommends Ziv Haft, Certified Public Accountants (Israel), a BDO member firm, for reappointment as the independent auditor of the Company for the period ending on the date of the next annual general meeting. Ziv Haft has no relationship with the Company or with any affiliate of the Company except as an auditor and, to a limited extent, as tax consultants. The Board of Directors and the Audit Committee believe that such limited non-audit function does not affect the independence of Ziv Haft. Ziv Haft has served as the independent auditor of the Company since 1993.

        In accordance with the provisions of the Companies Law, the Board of Directors will present at the Meeting the compensation payable to Ziv Haft for its services as an independent auditor of the Company for the fiscal year ended December 31, 2006, as approved by the Audit Committee and the Board of Directors.

        It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, that the Company’s auditor, Ziv Haft, be, and it hereby is, reappointed as the auditor of the Company for a period ending on the date of the next annual general meeting.”

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of the resolution reappointing Ziv Haft as auditor of the Company.

        The Board of Directors recommends that the shareholders vote “FOR” approval of this proposed resolution.

ITEM 4 – APPROVAL OF COMPENSATION
OF NON-EMLOYEE DIRECTORS, INCLUDING OUTSIDE DIRECTORS

        Under the Companies Law, the payment of compensation to directors of the Company, whether in their capacity as directors or otherwise, requires approval of the Audit Committee, the Board of Directors and the shareholders. However, payment of compensation to outside directors does not require shareholder approval if the amounts paid are those permitted under the Israeli Companies Regulations (Rules for the Payment of Remuneration and Expenses of Outside Directors) 2002 (the “Regulations”) and which under the Regulations do not require shareholder approval.

        The Company’s Audit Committee and the Board of Directors approved, subject to shareholder approval, the payment of compensation to Shai Belis, a non-employee director, in the same amounts that were approved for compensation of our outside directors, as follows:

(i)	an annual cash payment in the amount of $8,000 (payable in four equal quarterly installments); and

(ii)	a payment of $600 per Board meeting (the “Base Rate”). In accordance with the Regulations, the payment for telephone meetings (or a meeting held by other similar means) will be equal to 60% of the Base Rate, and payment for written resolutions will be equal to 50% of the Base Rate.

        These payments shall be made on the first day of each quarter for the preceding quarter.

        In addition, in accordance with the Regulations, the Company’s Audit Committee and the Board of Directors approved, subject to shareholder approval, the grant of RSUs to each of the Company’s non-employee directors (i.e. Shai Beilis and the two outside directors, Amira Berkovitz-Amir and Michael Chill), as follows:

(i)	4,000 RSUs on January 1, 2008; and

(ii)	3,000 RSUs on the first day of each following year of service as a director of the Company.

        The RSUs shall vest in three equal annual installments over a 3-year period, on the date of grant of the RSUs and on the first day of each of two additional years of service. The grant of the RSUs shall be under the terms set forth in the Company’s 2007 Award Plan and in accordance with the Company’s standard grant letter.

        It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED that, in compliance with the requirements of the Companies Law, 1999, and the Companies Regulations (Rules for the Payment of Remuneration and Expenses of Outside Directors) 2002, the compensation paid to Mr. Shai Beilis and the grant of RSUs under the Company’s 2007 Award Plan, to Ms. Amira Berkovitz-Amir, Mr. Michael Chill and Mr. Shai Beilis, as approved by the Audit Committee and the Board of Directors be, and the same hereby are, approved.”

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of this proposed resolution.

        The Board of Directors recommends that the shareholders vote “FOR” approval of this proposed resolution. Whereas Ms. Berkovitz-Amir, Mr. Chill and Mr. Beilis have an interest in the foregoing proposed resolution, each of Ms. Berkovitz-Amir, Mr. Chill and Mr. Beilis refrains from making a recommendation with respect to such resolution to the extent that it applies to her or his own compensation.

ITEM 5 – APPROVAL OF COMPENSATION
OF THE CHIEF EXECUTIVE OFFICER OF THE COMPANY

        Under the Companies Law, the payment of compensation to directors of the Company, whether in their capacity as directors or otherwise, requires shareholders approval. Mr. Kilman, the Company’s Chief Executive Officer, also serves as a director of the Company and therefore his compensation is subject to shareholder approval.

        Prior to the Meeting, the Company’s Audit Committee and the Board of Directors approved (with Mr. Kilman abstaining), subject to the approval of the shareholders of the Company, the compensation of the Company’s Chief Executive Officer, Mr. Kilman, as follows:

(i)	An annual salary of $320,000, paid monthly;

(ii)	30,000 RSUs to be granted on January 1, 2008 and on the first day of each following year of service; and

(iii)	A quarterly bonus of $40,000 and 3,750 RSUs, if the targets described below are achieved:

Period	Revenues (in $)	Net Non-GAAP Profit (in $)

Q1 2008	$25.6 million	$4.1 million
Q2 2008	$27.0 million	$4.9 million
Q3 2008	$28.5 million	$5.1 million
Q4 2008	$30.2 million	$5.4 million

Total 2008	$111.3 million	$19.5 million

The net non-GAAP profit shall be as set forth in the financial statements published by the Company. If the net non-GAAP profit target is met and the revenues target is not met, Mr. Kilman will be entitled to 50% of the bonus. If the revenues target is met and the non-GAAP earning per share is $0.125 or more, Mr. Kilman will be entitled to 50% of the bonus. The targets mentioned in the table above refer to 2008 and will be updated each year. The bonus will be paid at the end of each fiscal quarter.

        The RSUs shall vest in three equal installments over a 3-year period, on the date of grant and on the first day of each of two additional years of service. The grant of the RSUs shall be under the terms set forth in the Company’s 2007 Award Plan and in accordance with the Company’s standard grant letter.

        It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED that, in compliance with the requirements of the Companies Law, 1999, the remuneration of Mr. Kilman, the Chief Executive Officer, including the grant of RSUs under the Company’s 2007 Award Plan, as approved by the Audit Committee and the Board of Directors be, and the same hereby is, approved.”

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of the resolution approving the compensation, including the grant of RSUs, to the Chief Executive Officer of the Company.

        The Board of Directors recommends that the shareholders vote “FOR” approval of this proposed resolution. Whereas Mr. Kilman has an interest in the foregoing proposed resolution, Mr. Kilman refrains from making a recommendation with respect to such resolution.

ITEM 6 – APPROVAL OF THE APPOINTMENT OF THE COMPANY’S CHIEF
EXECUTIVE OFFICER AS THE CHAIRMAN OF THE BOARD OF DIRECTORS

        Under the Companies Law, the Chairman of the Board of Directors of a company may serve as Chief Executive Officer of the company for up to three-year periods commencing on the date the shareholders of the company pass a resolution to such effect.

        It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, to approve the appointment of Mr. Kilman, the Company’s Chief Executive Officer, as the Chairman of the Board of Directors of the Company, for a period of three years commencing on the date of the Meeting.”

        The affirmative vote of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the resolution, is required for approval of this resolution, provided that (i) the shares voting in favor of such resolution include at least one-third of the shares voted by shareholders who are not “controlling shareholders” (as such term is defined under the Companies Law), or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders does not exceed one percent of the Company’s outstanding shares.

        The Board of Directors recommends that the shareholders vote “FOR” approval of this proposed resolution. Whereas Mr. Kilman has an interest in the foregoing proposed resolution, Mr. Kilman refrains from making a recommendation with respect to such resolution.

ITEM 7 – APPROVAL OF THE PROCUREMENT OF A “RUN-OFF” INSURANCE
POLICY

        In addition to the ongoing insurance policies maintained by the Company with respect to its directors and officers, the Audit Committee and the Board of Directors approved, subject to shareholder approval, the procurement of a “Run-Off” insurance policy for the Company’s directors and officers serving at the time Formula ceased to hold shares in BluePhoenix.

        Under the Companies Law, the procurement of an insurance coverage for the Company’s directors and officers of the Company who also serve as directors requires the approval of the shareholders of the Company.

        It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, to approve the procurement of a “Run-Off” insurance policy for directors and officers of the Company.”

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of this proposed resolution.

        The Company’s Audit Committee and Board of Directors recommend the shareholders to vote “FOR” approval of this proposed resolution.

ITEM 8 – APPROVAL OF AN AMENDMENT
TO THE COMPANY’S ARTICLES OF ASSOCIATION

        In order to maintain stability of the Company, it is proposed that the Articles of Association of the Company be amended to allow the shareholders of the Company to determine that certain directors should be considered Class I directors and that Class I directors shall be elected for a three-year term.

        In accordance with the ;proposed amendment, the holders of a majority of the voting power represented, in person or by proxy, at a General Meeting and voting thereon at such meeting, shall be entitled to remove any director(s) from office whose term expires within three months of that General Meeting. The removal of any director whose remaining term is three months or more , shall only be carried out by shareholders holding in the aggregate at least 75% of the shares present and voting at a General Meeting.

        A form of the proposed amended Article 21 of the Articles of Association of the Company is attached hereto as Exhibit A.

        It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, to replace Article 21 of the Articles of Association of the Company by the wording attached hereto as Exhibit A.”

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of this proposed resolution.

        The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 9 – APPROVAL OF NOMINATION OF THE COMPANY’S CHIEF EXECUTIVE
OFFICER AS CLASS I DIRECTOR

        Subject to the approval by the General Meeting of the amendment to the Company’s Articles of Association as proposed under Item 8 above, the General Meeting may determine that certain directors shall be considered Class I directors. A Class I director shall be elected for a three-year term, and his office shall terminate on the first annual meeting of shareholders of the Company held after his term expires, and until his successor shall have duly taken office, unless his office is earlier vacated under any relevant provision of the Articles of Association of the Company.

        It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, to approve the appointment of Mr. Kilman, the Company's Chief Executive Officer, as a Class I Director”

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of this proposed resolution.

        The Board of Directors recommends that the shareholders vote FOR approval of this proposed resolution. Whereas Mr. Kilman has an interest in the foregoing proposed resolution, Mr. Kilman refrains from making a recommendation with respect to such resolution.

ITEM 10 – RECEIPT AND CONSIDERATION
OF THE FINANCIAL STATEMENTS

        At the Annual General Meeting, the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2006 and the Auditor’s Report in respect thereto will be presented and considered. A copy of the Company’s annual report on Form 20-F for the year ended December 31, 2006 is available at the Company’s website, www.bphx.com.

This item does not involve a vote of the shareholders.

By Order of the Board of Directors, ARIE KILMAN Director and Chief Executive Officer

Dated: November 26, 2007

Exhibit A

21.	Appointment and Dismissal of Directors

21.1	The number of members of the Board of Directors shall be not less than three (3) and not more than eight (8), provided that the number of directors may be changed from to time by the Board of Directors.

21.2	The directors will be elected by the shareholders at the Annual General Meeting. . The shareholderas will be entitled to determine that certain directors should be considered Class I directors. Class I directors shall be elected by the Annual General Meeting for a three-year term, subject to the provisions of Article 21.10 herein below. A director shall hold office until the first Annual General Meeting held after the expiration of his term and until his succesor is elected and qualified. The holders of a majority of the voting power represented at the Annual General Meeting in person or by proxy and voting thereon shall be entitled to remove from office any Director(s) whose term expires within three months of that Annual General Meeting. The removal of any Director whose remaining term is three months or more, shall only be carried out by shareholders holding in the aggregate at least 75% of the shares present and voting at the General Meeting.

21.3	For so long as the Company is required in accordance with any law, to appoint outside directors, the Company’s General Meeting (whether the Annual General Meeting or Special Meeting) shall appoint two outside directors (or more, if so is required under the law), on any conditions in a manner prescribed by law.

21.4	In addition to the directors who are appointed by the General Meeting as aforesaid, the Board of Directors of the Company may at its discretion appoint additional directors, provided that the number of members of the Board of Directors after such appointment shall not exceed the maximum number of directors fixed in these Articles.

21.5	Subject to the provisions of Article 21.2 herein above and of any law regarding the cessation of the service of outside directors, the General Meeting is entitled to dismiss a director, including a director that was not appointed by the General Meeting, before the completion of his service for any reason, provided that the director is given a reasonable opportunity to bring his position before the General Meeting.

21.6	Any dismissal, replacement, appointment or re-appointment of a director that was appointed by the Board of Directors shall be approved by the majority of directors present and voting at a meeting of the Board of Directors, in which the agenda includes the appointment.

21.7	An organ that is entitled to appoint a director will be entitled to determine the commencement of his service that will either be at the time of the appointment of that director or at a later time.

21.8	Other than as set forth in Article 21.2, the service of a director that was appointed by the General Meeting will cease (if he has not been dismissed earlier by the General Meeting, as described above) at the end of the first Annual General Meeting held after the said date of appointment (without a need to give the director an opportunity to present his position).

21.9	Subject to the provisions of any law, a director who has ceased to serve as a director is eligible to be re-appointed.

21.10	Subject to the provisions of any law, the office of a director (including the office of an Alternate Director and a Corporate Representative) shall be vacated automatically in each of the following events:

(a)	upon his death;

(b)	if he is declared to be legally incompetent;

(c)	if he is declared bankrupt, and if the director is a corporation, if a liquidator, receiver, special manager or trustee (in each case temporary or permanent) is appointed for the corporation or its assets within the context of a creditors scheme of arrangement or an order of stay of proceedings;

(d)	if he resigns from office by written notice to the Company, to the Chairman of the Board of Directors or to the Board of Directors, in which case the office of the director shall be vacated on the date of service of notice or at such later date as specified in the notice as the effective date of resignation;

(e)	if his term of office was terminated in accordance with the provisions of these Articles;

(f)	if the director is convicted in a final judgment of an offence of a nature which disqualifies a person from serving as a company director;

(g)	if a court of a competent jurisdiction decides to terminate his office in a decision or judgment for which no stay of enforcement granted.

21.11	Notwithstanding anything stated in these Articles, the appointment of a director, an Alternate Director or a Corporate Representative, as the case may be, (together “the Appointee”) shall not come into effect before the Appointee has delivered to the Company a notice in writing in which the Appointee declares that he is lawfully competent to be appointed as a director of the Company and that he agrees to be appointed as a director of the Company. The notice shall include the personal details of the appointee required by law. The form of the aforesaid notice shall be set down by the Board of Directors from time to time and may be in the form of an affidavit prepared and authenticated in accordance with the law.

21.12	If any director is not appointed, or if the appointment of any director does not come into effect, or if the office of a director becomes vacant, the remaining directors may act in any manner provided that their number does not fall below the minimum number specified in these Articles. If the number of directors falls below the minimum number as aforesaid, the directors shall not be able to act other than in emergencies, or for the purpose of convening a General Meeting, or for the purpose of the appointment of additional directors by the Board of Directors.

21.13	A corporation is fit to act as a director and as an Alternate Director of the Company.